Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

FOR IMMEDIATE RELEASE

At Ameritrade: Donna Kush, Ameritrade Director, Corp. Communications (402) 827-8931 dkush@ameritrade.com	For Media: Ann Pinkerton, Magnet Communications (212) 367-6865 apinkerton@magnetcom.com

For Investors and Analysts:
Dave Pleiss, Ameritrade
Director, Investor Relations
(402) 597-5658
dpleiss@ameritrade.com

AMERITRADE POSTS FOURTH CONSECUTIVE PROFITABLE QUARTER

Continues Positive Cash Flow
Datek Merger Will Be Immediately Accretive & Increase Long-term Earnings Growth

OMAHA, Neb., April 23, 2002 — Announcing earnings for the fiscal quarter ended March 29, 2002, Ameritrade Holding Corporation (Nasdaq:AMTD) today demonstrated its ability to continue to manage for profitability despite market conditions.

Second Quarter Highlights and Year-Over-Year Comparisons:

•	Net income of $1.9 million or $0.01 per share, compared to a loss of $54.2 million or $0.30 loss per share;

•	Operating margin of 24%, or $25.8 million, compared to 13% or $15.6 million;

•	76,000 new accounts opened at an average cost per account of $294, bringing total core brokerage accounts to 1,877,000, an increase of 27%;

•	Net revenues of $106.7 million, compared to $119.0 million;

•	Average trades per day of 89,129, compared to 113,164.

“Even though trading levels are still down, we have clearly shown that we are effectively managing the factors within our control in order to maintain one of the best operating margins in the industry,” said Joe Moglia, chief executive officer of Ameritrade.

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Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

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Following the Company’s recent landmark merger agreement with Datek Holding Corporation, Mr. Moglia added, “We are creating a new leader in online equity trades and uniting two firms with the fastest growing account bases, lowest cost operations and highest operating margins among our peer group. By combining Datek’s products, tools and technology with Ameritrade’s excellent client service, we will create a new standard for self-directed investors. All of this, in addition to the synergies we expect to realize, makes us well-positioned for exceptional growth and profitability.”

Outlook

Ameritrade has updated its current projections for fiscal years 2002 and 2003 in the “Outlook Statement” section of its corporate website located at www.amtd.com.

About the Datek Transaction

Information about the proposed merger with Datek Online is available at www.amtd.com

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THIS TRANSACTION TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.

About Ameritrade

Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

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Safe Harbor

This document contains forward-looking statements regarding future events or the future performance of the Company. Various factors could cause actual results to differ materially from those anticipated. Readers of this document are advised to check the documents filed by the Company with the U.S. Securities & Exchange Commission, including Forms 10-K and 10-Q for descriptions of risks and uncertainties related to forward-looking statements.

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Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data
(Unaudited)

	Quarter Ended		Six Months Ended

	Mar. 29, 2002	Mar. 30, 2001	Mar. 29, 2002	Mar. 30, 2001

Revenues:
Commissions and clearing fees	$63,789	$76,378	$129,448	$158,459
Interest revenue	27,647	52,287	56,773	113,663
Other	17,873	5,141	34,373	10,130

Total revenues	109,309	133,806	220,594	282,252

Client interest expense	2,573	14,819	5,668	32,344

Net revenues	106,736	118,987	214,926	249,908

Operating expenses:
Employee compensation and benefits	33,659	42,295	66,584	81,667
Communications	8,902	10,703	18,862	19,693
Occupancy and equipment costs	14,733	15,882	28,298	32,087
Depreciation and amortization	7,054	7,236	13,791	15,355
Professional services	9,212	15,949	16,502	33,427
Interest on borrowings	1,065	2,856	2,891	7,537
Other	6,341	8,461	12,407	18,210

Total operating expenses	80,966	103,382	159,335	207,976

Operating margin	25,770	15,605	55,591	41,932

Advertising	22,342	44,343	36,922	107,832
Debt conversion expense	0	62,082	0	62,082

Income (loss) before income taxes	3,428	(90,820)	18,669	(127,982)

Income tax expense (benefit)	1,481	(36,629)	7,719	(50,759)

Net income (loss)	$1,947	$(54,191)	$10,950	$(77,223)

Basic earnings (loss) per share	$0.01	$(0.30)	$0.05	$(0.43)
Diluted earnings (loss) per share	$0.01	$(0.30)	$0.05	$(0.43)

Weighted average shares outstanding — basic	215,917	179,462	215,722	179,378
Weighted average shares outstanding — diluted	216,890	179,462	216,631	179,378

Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

AMERITRADE HOLDING CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands
(Unaudited)

	Mar. 29, 2002	Sept. 28, 2001

Assets:
Cash and cash equivalents	$27,874	$24,134
Segregated cash and investments	2,560,097	2,044,257
Client receivables	1,325,543	971,823
Other	986,389	613,657

Total assets	$4,899,903	$3,653,871

Liabilities and stockholders’ equity

Liabilities:
Client payables	$3,295,684	$2,777,916
Notes payable	47,645	70,145
Other	1,172,245	434,377

Total liabilities	4,515,574	3,282,438

Stockholders’ equity	384,329	371,433

Total liabilities and stockholders’ equity	$4,899,903	$3,653,871

AMERITRADE HOLDING CORPORATION
SELECTED OPERATING DATA

	Quarter ended

	Mar. 29, 2002	Dec. 31, 2001	Sept. 28, 2001

Trading days	60	64	59
Average client trades per day	89,129	86,028	73,100
Assets in client accounts (in billions)	$31.6	$31.6	$26.1

Core brokerage open accounts(*)	1,877,000	1,829,000	1,794,000

*     This relates to the core brokerage account base only. Total client base including core accounts and non-core accounts (primarily clearing accounts, stock option administration accounts and bank referral accounts) total 2,220,000 at 3/29/02.